**ATCO**
GROUP

*Corporate Office*

04030741

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

June 7, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549



**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**



Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 4, 2004 for symbol CU
- Corporation's Form 1, filed June 4, 2004 for symbol CU.X
- Corporation's Form 1, filed June 4, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed June 4, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed June 4, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed June 4, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed June 4, 2004 for symbol CU.PR.B
- Insider Report, filed June 4, 2004 relating to a Normal Course Issuer Bid



As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 6/17

Encl.

**FILE NO. 82-34744**



## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 41,204,566 | As at : | 05/01/2004 |

| | Effect on Issued & Outstanding Securities |
|---|---|
| Stock Option Plan | 2,200 |
| Other Issuances and Cancellations | -25,500 |
| Issued & Outstanding Closing Balance : | 41,181,266 |

**Stock Option Plan**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | **914,400** | As at : | 05/01/2004 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 05/31/2004 | N | | 2,200 | | |
| Totals | | 0 | 2,200 | 0 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | **912,200** | As at : | 05/31/2004 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 05/31/2004 | Issuer Bid | -25,500 |
| Totals | | -25,500 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:17:10 |
| Last Updated: | 06/04/2004 17:15:46 |

**FILE NO. 82-34744**

**Form 1 Submission - Change in Issued and Outstanding Securities**



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.X |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 22,209,119 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 22,209,119 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:18:38 |
| Last Updated: | 06/04/2004 17:18:19 |

**FILE NO. 82-34744**

# Form 1 Submission - Change in Issued and Outstanding Securities



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.T |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,277,675 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 2,277,675 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:19:17 |
| Last Updated: | 06/04/2004 17:19:09 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.V |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,146,730 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 2,146,730 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:19:52 |
| Last Updated: | 06/04/2004 17:19:40 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.D |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 635,700 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 635,700 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:20:21 |
| Last Updated: | 06/04/2004 17:20:15 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 6,000,000 |

**Other Issuances and Cancellations**

| *Effective Date* | *Transaction Type* | *Number of Securities* |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:20:47 |
| Last Updated: | 06/04/2004 17:20:43 |

**FILE NO. 82-34744**

**Form 1 Submission - Change in Issued and Outstanding Securities**



| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 6,000,000 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:21:13 |
| Last Updated: | 06/04/2004 17:21:08 |

FILE NO. 82-34744

# Insider transaction detail - View details for insider

2004-06-04 13:22 ET

**Transactions sorted by** : Insider
**Insider company name** : Canadian Utilities Limited ( Starts with )
**Filing date range** : June 1, 2004 - June 4, 2004

**Insider name:** Canadian Utilities Limited

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issuer name: Canadian Utilities Limited | | | | | | | | | | | | | |
| Insider's Relationship to Issuer: 1 - Issuer | | | | | | | | | | | | | |
| Security designation: Non-Voting Shares Class A | | | | | | | | | | | | | |
| 266596 | 2004-05-12 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +4,000 | 55.5000 | 4,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 266598 | 2004-05-12 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -4,000 | | 0 | | | | | | |
| 266599 | 2004-05-14 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +4,500 | 55.8300 | 4,500 | | | | | | |
| 266601 | 2004-05-14 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -4,500 | | 0 | | | | | | |
| 266604 | 2004-05-19 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +8,500 | 54.7300 | 8,500 | | | | | | |
| 266606 | 2004-05-19 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -8,500 | | 0 | | | | | | |
| 266610 | 2004-05-28 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +8,500 | 53.3000 | 8,500 | | | | | | |
| 266613 | 2004-05-28 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -8,500 | | 0 | | | | | | |

**ATCO**
GROUP

*Corporate Office*



Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

June 7, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549



**ATCO Ltd.**
**File No.: 82-34745**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 4, 2004 for symbol ACO.X
- Corporation's Form 1, filed June 4, 2004 for symbol ACO.Y
- Corporation's Form 1, filed June 4, 2004 for symbol ACO.PR.A
- Insider Report, filed June 4,2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34745



# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.X |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

## Summary

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 26,299,281 | As at : | 05/01/2004 |
| | **Effect on Issued & Outstanding Securities** | | |
| Employee Stock Option Plan | 2,200 | | |
| Other Issuances and Cancellations | -40,000 | | |
| Issued & Outstanding Closing Balance : | 26,261,481 | | |

## Employee Stock Option Plan

**Stock Options Outstanding Opening Balance:** **1,192,200** As at : 05/01/2004

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 05/31/2004 | N | | 2,200 | | |
| Totals | | 0 | 2,200 | 0 | 0 |

**Stock Options Outstanding Closing Balance:** **1,190,000** As at : 05/31/2004

## Other Issuances and Cancellations

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 05/31/2004 | Issuer Bid | -40,000 |
| Totals | | -40,000 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:10:34 |
| Last Updated: | 06/04/2004 17:07:35 |

**FILE NO. 82-34745**

***Form 1 Submission - Change in Issued and Outstanding Securities***

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.Y |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 3,506,801 | As at : | 05/31/2004 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 3,506,801 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:11:08 |
| Last Updated: | 06/04/2004 17:10:59 |

**FILE NO. 82-34745**

## Form 1 Submission - Change in Issued and Outstanding Securities



| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.PR.A |
| Reporting Period: | 05/01/2004 - 05/31/2004 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 05/01/2004 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Other Issuances and Cancellations | 0 |
| Issued & Outstanding Closing Balance : | 6,000,000 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 06/04/2004 17:11:45 |
| Last Updated: | 06/04/2004 17:11:37 |

Transactions sorted by : Insider
Insider company name : ATCO Ltd. ( Starts with )
Filing date range : June 1, 2004 - June 4, 2004

BEST AVAILABLE COPY

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issuer name: ATCO LTD | | | | | | | | | | | | | |
| Insider's Relationship to Issuer: 1 - Issuer | | | | | | | | | | | | | |
| Security designation: Non-Voting Shares Class I | | | | | | | | | | | | | |
| 266673 | 2004-05-11 | 2004-06-04 | Direct Ownership | 38 - Redemption, retraction, cancellation, repurchase | +10,000 | 47.0900 | 10,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 266675 | 2004-05-11 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -10,000 | | 0 | | | | | | |
| 266678 | 2004-05-17 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +10,000 | 46.8700 | 10,000 | | | | | | |
| 266681 | 2004-05-17 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -10,000 | | 0 | | | | | | |
| 266683 | 2004-05-25 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +10,000 | 46.2500 | 10,000 | | | | | | |
| 266685 | 2004-05-25 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -10,000 | | 0 | | | | | | |
| 266688 | 2004-05-31 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +10,000 | 47.4500 | 10,000 | | | | | | |
| 266689 | 2004-05-31 | 2004-06-04 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -10,000 | | 0 | | | | | | |